Exhibit 99.1

Corporación América Airports S.A. Reports 1.6% YoY Increase in Total Passenger Traffic in August 2019

Passenger traffic up 9.0% YoY in Argentina and 15.0% in Armenia, partially offset by declines in Brazil and Italy

LUXEMBOURG--(BUSINESS WIRE)--September 19, 2019--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 1.6% in August 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Aug'19(1)	Aug'18	% Var.	YTD’19	YTD’18	% Var.
Domestic Passengers (thousands)	4,257	4,106	3.7%	31,422	29,235	7.5%
International Passengers (thousands)	2,632	2,524	4.3%	18,619	18,709	-0.5%
Transit Passengers (thousands)	649	789	-17.8%	5,630	5,987	-6.0%
Total Passengers (thousands)	7,538	7,419	1.6%	55,671	53,931	3.2%
Cargo Volume (thousand tons)	32.1	31.2	3.0%	276.4	259.1	6.6%
Total Aircraft Movements (thousands)	77.1	79.9	-3.6%	574.3	587.6	-2.3%
(1) Preliminary data on 750 flights at Brasilia Airport, due to delays in the submission of information by third parties

Passenger Traffic Overview

Total passenger traffic in August 2019 increased 1.6% YoY primarily reflecting growth of 9.0% in Argentina and 15.0% in Armenia, partially offset by declines in Brazil and Italy.

In Argentina, total passenger traffic increased 9.0% YoY, driven by growth of 11.0% in domestic passengers as a result of the continued good performance of new routes by existing and new airlines introduced during 2018 and 2019, together with a mix-shift to domestic from international travel by local passengers, further supported by an increase of 3.6% in international passenger traffic, signaling a slight recovery from the recent downward trend. In addition, Air Europa started a new flight connecting Iguazú Airport with Madrid, Spain, via Asunción, Paraguay. Moreover, Norwegian Air Argentina announced a new domestic route to Ushuaia, starting in September, further enhancing connectivity in the country while low-cost carrier Flybondi announced a new international route to Rio de Janeiro, Brasil, with three weekly flights, starting in October.

In Italy, passenger traffic declined 1.7% YoY, reflecting a drop of 3.4% in passenger traffic at Pisa Airport, mainly due to the reduction of operations by Ryanair due to adjustments in operational schedules. The suspension of Pobeda’s route to Saint Petersburg and lower frequencies to Moscow also contributed to lower traffic at Pisa Airport. This was partially offset by growth of 2.4% at Florence Airport, reflecting additional flights to Paris, France, by Air France and, to a lesser extent, additional flights to Madrid, Spain, by Iberia.

In Brazil, estimated figures are disclosed given delays in the submission of information for 750 flights out of a total of 6,823 flights, due to information systems transition by third parties. Passenger traffic declined 14.5%, primarily reflecting the cessation of operations by a Avianca Brasil. Domestic passengers declined 9.9% while international passengers increased 28.3% according to the new methodology introduced by ANAC. In addition, Gol announced additional domestic flights from Natal Airport to Rio de Janeiro, São Paulo, and Brasilia, starting in December, while Latam Airlines Brasil announced additional flights from Natal to São Paulo beginning November. Moreover, Azul Airlines announced additional frequencies to Viracopos, Campinas, in December.

In Armenia, total passenger traffic increased 15.0%, benefiting from the addition of several new routes and frequencies during 2018 and 2019, and also reflecting the increase in flights from Russia to Armenia, given Russia’s ban on flights to and from Georgia.

In Ecuador, total passenger traffic increased 0.2%, with international passenger traffic increasing 5.6%, mainly reflecting new flights by Jet Blue and Aeroméxico started earlier this year. However, Aeroméxico recently announced that it will discontinue this route starting October 2019. Traffic growth was also driven by the new route by Plus Ultra to Madrid, Spain, opened during July 2019. In addition, during August low-cost carrier Wingo Airlines started a new flight to Bogotá, Colombia operating from Guayaquil Airport. Moreover, Iberia announced a new route to Madrid, Spain, starting in December.

Cargo Volume and Aircraft Movements

Cargo volume increased 3.0% in August 2019, mainly as a result increases of 25.4% in Brazil and 19.1% in Italy, partially offset by declines of 7.4% and 13.0% in Ecuador and Armenia, respectively.

Aircraft movements decreased 3.6% in August 2019, mainly as a result of declines of 15.4% in Brazil and 2.0% in Argentina.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Aug'19	Aug'18	% Var.	YTD’19	YTD’18	% Var
Passenger Traffic (thousands)
Argentina	3,821	3,507	9.0%	28,693	26,263	9.2%
Italy	902	917	-1.7%	5,569	5,599	-0.5%
Brazil (1)	1,467	1,717	-14.5%	12,464	13,403	-7.0%
Uruguay	173	171	1.0%	1,490	1,552	-4.0%
Ecuador	418	417	0.2%	3,053	2,939	3.9%
Armenia	400	347	15.0%	2,092	1,873	11.7%
Peru	358	344	4.1%	2,311	2,301	0.4%
TOTAL	7,538	7,419	1.6%	55,671	53,931	3.2%
(1) Preliminary data on 750 flights at Brasilia Airport, due to delays in the submission of information by third parties.
Cargo Volume (tons)
Argentina	17,247	17,386	-0.8%	146,445	151,881	-3.6%
Italy	827	695	19.1%	8,494	7,469	13.7%
Brazil	6,823	5,439	25.4%	62,505	40,787	53.2%
Uruguay	1,980	2,044	-3.1%	16,923	17,532	-3.5%
Ecuador	2,933	3,168	-7.4%	27,044	26,951	0.3%
Armenia	1,773	2,039	-13.0%	11,606	11,336	2.4%
Peru	540	428	26.1%	3,340	3,193	4.6%
TOTAL	32,123	31,199	3.0%	276,357	259,148	6.6%

Aircraft Movements
Argentina	39,702	40,494	-2.0%	301,737	298,659	1.0%
Italy	8,379	8,467	-1.0%	53,583	53,049	1.0%
Brazil	13,370	15,809	-15.4%	106,054	123,376	-14.0%
Uruguay	2,084	2,362	-11.8%	20,071	22,871	-12.2%
Ecuador	7,423	7,147	3.9%	55,102	52,141	5.7%
Armenia	3,221	2,504	28.6%	17,636	15,886	11.0%
Peru	2,894	3,141	-7.9%	20,165	21,666	-6.9%
TOTAL	77,073	79,924	-3.6%	574,348	587,648	-2.3%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411